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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934)
                           (AMENDMENT NO.          )*


                            NOFIRE TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

               SHARES OF COMMON STOCK (PAR VALUE $0.20 PER SHARE)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  654865 10 4
                         ------------------------------
                                 (CUSIP Number)

                                 MARCH 7, 1997
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [ ]     Rule 13d-1(b)

   [X]     Rule 13d-1(c)

   [ ]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1745 (03/98)

CUSIP No.    654865 10 4............................
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         1. Names of Reporting Persons.
            I.R.S. Identification No. of above persons (entities only).

            EDWARD H. KAPLAN....................................................
--------------------------------------------------------------------------------
         2. Check the Appropriate Box if a Member of a Group (See Instructions)
            (a) ................................................................
            (b) ................................................................
--------------------------------------------------------------------------------
         3. SEC Use Only........................................................
--------------------------------------------------------------------------------
         4. Citizenship or Place of Organization: UNITED STATES OF AMERICA......
--------------------------------------------------------------------------------
Number of          5. Sole Voting Power: 466,666 COMMON SHARES (DOES NOT INCLUDE
Shares                APPROXIMATELY 58,682 COMMON SHARES ISSUABLE WITHIN 60 DAYS
Beneficially          UPON CONVERSION OF THE CONVERTIBLE DEBENTURE OR 200,000
Owned by              COMMON SHARES ISSUABLE UPON THE EXERCISE OF THE WARRANTS).
Each Reporting     -------------------------------------------------------------
Person             6. Shared Voting Power: 0....................................
With               -------------------------------------------------------------
                   7. Sole Dispositive Power: 466,666 COMMON SHARES (DOES NOT
                      INCLUDE APPROXIMATELY 58,682 COMMON SHARES ISSUABLE WITHIN
                      60 DAYS UPON CONVERSION OF THE CONVERTIBLE DEBENTURE OR
                      200,000 COMMON SHARES ISSUABLE UPON THE EXERCISE OF THE
                      WARRANTS).................................................
                   -------------------------------------------------------------
                   8. Shared Dispositive Power: 0...............................
--------------------------------------------------------------------------------
         9. Aggregate Amount Beneficially Owned by Each Reporting Person:
            725,348 COMMON SHARES...............................................
--------------------------------------------------------------------------------
        10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
            (See Instructions) .................................................
--------------------------------------------------------------------------------
        11. Percent of Class Represented by Amount in Row (9) 7%................
--------------------------------------------------------------------------------
        12. Type of Reporting Person (See Instructions)
            IN..................................................................
            ....................................................................
            ....................................................................
            ....................................................................

This Schedule 13G (the "Statement") is filed by Edward H. Kaplan ("Mr. Kaplan") pursuant to Rule 13d-1(c) of the General Rules and Regulations of the Securities Exchange Act of 1934.

ITEM 1(A).        NAME OF ISSUER:

                  NoFire Technologies, Inc.

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  21 Industrial Avenue
                  Upper Saddle River,
                  New Jersey  07458

ITEM 2(A).        NAME OF PERSON FILING:

                  Edward H. Kaplan

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                  Mr. Kaplan's business address is 1000 Connecticut Avenue, NW, Suite 1110, Washington, DC 20036

ITEM 2(C).        CITIZENSHIP:

                  Mr. Kaplan is a U.S. citizen.

ITEM 2(D).        TITLE OF CLASS OF SECURITIES:

                  Shares of common stock, par value $0.20 per share ("Common Shares")

ITEM 2(E).        CUSIP NUMBER:

                  654865 10 4

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS. 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)      [ ]      Broker or dealer registered under section 15 of the Act (15
                  U.S.C. 78o).

(b)      [ ]      Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)      [ ]      Insurance company as defined in section 3(a)(19) of the Act
                  (15 U.S.C. 78c).

(d)      [ ]      Investment company registered under section 8 of the
                  Investment Company Act of 1940 (15 U.S.C. 80a-8.

(e)      [ ]      An investment adviser in accordance with ss.
                  240.13d-1(b)(1)(ii)(E);

(f)      [ ]      An employee benefit plan or endowment fund in accordance with
                  ss. 240.13d-1(b)(1)(ii)(F);

(g)      [ ]      A parent holding company or control person in accordance with
                  ss. 240.13d-1(b)(1)(ii)(G);

(h)      [ ]      A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)      [ ]      A church plan that is excluded from the definition of an
                  investment company under section 3(c)(14) of the Investment
                  Company Act of 1940 (15 U.S.C. 80a-3);

(j)      [ ]      Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J)

ITEM 4.           OWNERSHIP

(a) & (b)         Mr. Kaplan beneficially owns 725,348 Common Shares (of which
                  (i) 58,682 Common Shares represent the approximate number of Common Shares into which the Convertible Debenture, as defined below, is convertible within 60 days of the date hereof, and
                  (ii) 200,000 Common Shares represent that portion of Common
                  Shares for which the Warrants, as defined below, are exercisable within 60 days of the date hereof), representing approximately 7.0% of the outstanding Common Shares, based on the number of Common Shares outstanding as of March 9, 1998, as reported to Mr. Kaplan by the Issuer by letter of such date.

                  As referenced in the preceding paragraph, Mr. Kaplan holds (i) an 8% Convertible Debenture from the Issuer due January 31, 1999, dated April 5, 1996, in the principal amount of $50,000 and with anticipated accrued interest within 60 days hereof of approximately $8,682, which is convertible into Common Shares at the rate of one (1) Common Share for each one dollar ($1.00) principal amount plus accrued interest outstanding or approximately 58,682 Common Shares (the "Convertible Debenture"), and (ii) warrants for, respectively, 50,000 Common

                  Shares, 50,000 Common Shares and 25,000 Common Shares, exercisable, respectively, at $2.00 per share, $2.00 per share, $3.00 per share and $1.50 per share, and expiring on, respectively, March 7, 2002, October 6, 2002, October 6, 2002 and in 2003 (the "Warrants").

(c) Mr. Kaplan has the sole power to vote and dispose of 466,666 Common Shares. Mr. Kaplan would have the sole power to vote and dispose of the 58,682 Common Shares issuable upon conversion of the Convertible Debenture and 200,000 Common Shares issuable upon exercise of the Warrants, which Convertible Debenture and Warrants are convertible, or exercisable, as applicable, within 60 days hereof, if such Common Shares were acquired upon such conversion or exercise.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

ITEM 10.          CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     Date: April 6, 1998

                                                     /s/ Edward H. Kaplan
                                                     ____________________
                                                     Edward H. Kaplan